As filed with the Securities and Exchange Commission on July 31, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Equity One, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

294752100

(CUSIP Number)

Mark Schonberger, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6906

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                      July 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601148109	Page 2 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,868
8	SHARED VOTING POWER 32,038,065.717
9	SOLE DISPOSITIVE POWER 684,868
10	SHARED DISPOSITIVE POWER 32,038,065.717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,038,065.717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.33%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 601148109	Page 3 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 32,038,065.717
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 32,038,065.717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,038,065.717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.40%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 4 of 31 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 16,791,298.671
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 16,791,298.671
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,791,298.671
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 5 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,388,824.057
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,388,824.057
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,388,824.057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.30%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 6 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MGN America, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,283,929.367
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,283,929.367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,283,929.367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.16%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 7 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Capital Realty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 13,983,570
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 13,983,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,983,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.94%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 8 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Capital America Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 13,983,570
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 13,983,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,983,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.94%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 9 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Silver Maple, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,596,713
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,596,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,596,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 10 of 31 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ficus Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,386,857
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,386,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,386,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.70%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 11 of 31 Pages

Explanatory Note:  This Amendment No. 2 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”), MGN America, LLC (“America”), First Capital Realty (“FCR”), First Capital America Holding Corp. (“FCA”), Silver Maple, Inc. (“Silver Maple”) and Ficus, Inc. (“Ficus”) (collectively, the “Gazit Group,” “we,” “us” or the “Reporting Persons”) filed on October 10, 2001 (the “Initial 13D”) relates to the Common Stock, par value $.01 each (“Shares”) of Equity One, Inc., a Maryland corporation (the “Issuer” or “Equity One”).  The Initial 13D, together with Amendment No. 1 (“Amendment 1”) to the Initial 13D, filed February 26, 2003 and this Amendment No. 2 shall be collectively referred to herein as the “Schedule 13D.”

Item 2.                      Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed by the Reporting Persons set forth in the table below pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

The following table sets forth the name, address and citizenship for each of the Reporting Persons:

Reporting Person	Address	Citizenship/Place of Organization

Chaim Katzman	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach, FL 33179	United States and Israel

Gazit-Globe Ltd. (“Gazit”)	1 Derech-Hashalom Street Tel-Aviv, 67892, Israel	Israel

M G N (USA) INC. (“MGN”)	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach, FL 33179	Nevada

GAZIT (1995), INC. (“1995”)	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach, FL 33179	Nevada

MGN America, LLC (“America”)	c/o Gazit-Group USA 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach, FL 33179	Delaware

CUSIP No. 601148109	Page 12 of 31 Pages

First Capital Realty (“FCR”)	85 Hanna Avenue, Suite 400, Toronto, Ontario, M6K 3S3	Canada

First Capital America Holding Corp (“FCA”)	85 Hanna Avenue, Suite 400, Toronto, Ontario, M6K 3S3	Canada

Silver Maple, Inc. (“Silver Maple”)	c/o Equity One, Inc. 1600 N.E. Miami Gardens Drive Suite 8 North Miami Beach, FL 33179	Nevada

Ficus, Inc. (“Ficus”)	c/o Equity One, Inc. 1600 N.E. Miami Gardens Drive Suite 8 North Miami Beach, FL 33179	Delaware

The principal business of each of the Reporting Persons is set forth in the following table:

Reporting Person(s)	Principal Business

Chaim Katzman	Chaim Katzman is the President and Chairman of the Board of Gazit, Inc, and Gazit, Chairman of the Board of the Issuer and Chairman of the Board of FCR.

Gazit
Gazit is a real estate investment company that trades on the Tel Aviv Stock Exchange (TASE) as part of the TA-25 under the ticker symbol “GLOB.”  Gazit is engaged, directly and through subsidiaries and affiliates, in the acquisition, development and management of properties in North America, Europe and Israel, including shopping centers, senior living communities and medical office buildings.

MGN
MGN is engaged in the acquisition, development and management of income producing properties in the United States and Europe, including senior living communities and medical office buildings.  MGN acts to identify and capitalize on business opportunities in its existing sectors and/or in fields that relate to its activity in its geographic areas of operations and in other areas.  MGN is a wholly-owned subsidiary of Gazit.

1995	1995 invests in real estate related businesses, including the businesses of its affiliates and those of unrelated public companies. 1995 is a wholly-owned subsidiary of Gazit.

America	America invests in real estate related businesses, including the businesses of its affiliates and those of unrelated public companies. America is a wholly-owned subsidiary of Gazit.

FCR
FCR is an owner, developer and operator of supermarket-anchored neighbourhood and community shopping centres in Canada.  FCR also owns shares of stock of the Issuer through its indirect subsidiaries, Silver Maple and Ficus.  FCR trades on the Toronto Stock Exchange (TSX) under the ticker symbol “FCR.”

FCA	FCA is a real estate investment company that holds 100% of the interests in

CUSIP No. 601148109	Page 13 of 31 Pages

Ficus and Silver Maple, the First Capital Realty subsidiaries which invest in the US.

Silver Maple	Silver Maple is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Silver Maple is a wholly-owned subsidiary of FCA.

Ficus	Ficus is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Ficus is a wholly-owned subsidiary of FCA.

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), are set below.

Covered Persons with Respect to Gazit

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship

Shemi Haguel Internal Auditor Address: Shemi Haguel C.P.A(Isr), C.I.A 33 Zabotinski Twin Tower – 1 Ramat Gan, 52511 Israel	Internal Auditor	Shemi Haguel C.P.A (Isr), C.I.A 33 Zabotinski Twin Tower – 1 Ramat Gan, 52511 Israel	Israel

Haim Ben-Dor Director Address: Haim Ben - Dor Ltd 14 Nili Street Jerusalem, Israel	Consultant and college teacher	Haim Ben - Dor Ltd 14 Nili Street Jerusalem, Israel	Israel

CUSIP No. 601148109	Page 14 of 31 Pages

Chaim Katzman Chairman of the Board of Directors Address: c/o Gazit Group USA,Inc. 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach Florida 33179-4902	President and Chairman of the Board of Gazit Inc., Chairman of the Board of Gazit, Chairman of the Board of Equity One, Inc. Chairman of the Board of First Capital Realty, Inc.	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach Florida 33179-4902	United States and Israel

Gil Kotler Chief Financial Officer Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Controller, Gazit Inc.	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel

Arie Mintkevich Deputy Chairman and Director Address: Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Deputy Chairman of the Board of IDB Group Chairman of Gazit Globe Israel (Development) Ltd.	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel

Dori Segal President and Director Address: First Capital Realty Inc. 85 Hanna Avenue Toronto, Ontario MGK3S3, Canada	President, CEO and Director of First Capital Realty, Inc. Vice Chairman of Equity One, Inc. Director of Citycon OYJ and Director and President of Gazit	First Capital Realty Inc. 85 Hanna Avenue Toronto, Ontario, M6K3S3, Canada	United States and Israel

Eli Shahar Director Address:	President of A.D.M. Economies Initiatives L.T.D	A.D.M. Economies Initiatives L.T.D Vitale 5 Tel-Aviv 69651, Israel	Israel

CUSIP No. 601148109	Page 15 of 31 Pages

A.D.M. Economies Initiatives L.T.D Vitale 5 Tel-Aviv 69651, Israel

Tida Shamir Director Address: Tida (Nitza) Shamir, Adv, (L.L.B, M.B.A.) Jabotinsky Street The Diamond Tower 3a Ramat Gan 52520, Israel	Attorney	Tida (Nitza) Shamir, Adv, (L.L.B,M.B.A.) Jabotinsky Street The Diamond Tower 3a Ramat Gan 52520, Israel	Israel

Aharon Soffer Vice President Address: 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach FL 33179	Vice President, Gazit President, Gazit Group, USA, Inc.	Gazit Group, USA, Inc. 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach FL 33179	Israel

Varda Zuntz Secretary Address: Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Secretary, Gazit Inc.	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel

Eran Ballan General Counsel 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Attorney	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel

Shaiy Pilpel Director Wexford Ltd 8 Herzel Rozenblum	Mathematician	Wexford Israel LTD. Herzel Rozenblum 8, apartment 5207 Tel-Aviv, Israel 69379	Israel

No. 601148109	Page 16 of 31 Pages

Apartment 5207 T-A Israel 69379

Gazit is traded on the Tel Aviv Stock Exchange (TASE)under the ticker symbol “GLOB.”  Approximately 55% of Gazit’s ordinary shares (the “Ordinary Shares”) are owned directly or indirectly by Gazit, Inc., a publicly traded company listed on the Tel Aviv Stock Exchange under the ticker “GZIT.”  Chaim Katzman, Chairman of the Board of Directors of Gazit, controls a majority of ordinary shares of Gazit Inc. and is Chairman of the Board of Gazit, Inc. In addition, Mr. Katzman beneficially owns approximately 0.25% of the Ordinary Shares directly.  Accordingly, even though Gazit’s board of directors includes a majority of independent directors, Mr. Katzman may be deemed to control Gazit.  The public stockholders of Gazit own approximately 44% of the Ordinary Shares.

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the executive officers and directors of Gazit, Inc. are set forth below.
Name, Position with Gazit Inc. and Address	Present Principal Occupation	Name and Address of Employer	Citizenship

Shemi Haguel Internal Auditor Address: Shemi Haguel C.P.A Isr), C.I.A 33 Zabotinski Twin Tower – 1 Ramat Gan, 52511 Israel	Internal Auditor	Shemi Haguel C.P.A Isr), C.I.A 33 Zabotinski Twin Tower – 1 Ramat Gan, 52511 Israel	Israel

Shulamit Katzman (wife of Chaim Katzman) Director Address: c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach Florida 33179-4902	Attending Pediatrician	Jackson Memorial Hospital 1611 NW 12th Avenue Miami, FL 33136	United States and Israel

Chaim Katzman President and Chairman of the Board Address:	Chairman of the Board of Gazit Chairman of the Board of Equity One, Inc.	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive	United States and Israel

No. 601148109	Page 17 of 31 Pages

c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach Florida 33179-4902	Chairman of the Board of First Capital Realty, Inc.	Suite 8 North Miami Beach Florida 33179-4902

Gil Kotler Controller Address: Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Chief Financial Officer of Gazit	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel

Erika Ottosson (wife of Dori Segal) Director Address: c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach Florida 33179-4902	Investor	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 8 North Miami Beach Florida 33179-4902	Sweden

Itschak Friedman Director Address: Starlims Corporation 4000 Hollywood Blvd. Suite 515S Hollywood FL 33021	Chief Executive Officer of Starlims Corporation	Starlims Corporation 4000 Hollywood Blvd. Suite 515S Hollywood FL 33021	United States and Israel

Juda Erlich, Director Address: Juda Erlich & Co 65 Igal Alon Street Toyota Tower Tel Aviv 67443, Israel	Accountant	Juda Erlich & Co 65 Igal Alon Street Toyota Tower Tel Aviv 67443, Israel	Israel

Shmuel Messenberg Director Address:	Director of Gazit Inc.	N/A	Israel

No. 601148109	Page 18 of 31 Pages

15 Hafetz Mordechai Street, Petah Tikva, 49313, Israel

Ariella Zochovitzky Director Address: Capital Investments Group Ltd. Azrieli Triangle Tower) 42nd Fl, Tel Aviv 67023, Israel	President of Capital Investments Group Ltd.	Capital Investments Group Ltd. Azrieli Triangle Tower) 42nd Fl, Tel Aviv 67023, Israel	Israel
Varda Zuntz Secretary Address: Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Secretary, Gazit	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel

The following table shows the directors and officers for each of MGN, 1995 and America.  Gazit owns 100% of each of MGN, 1995 and America.

Person	Office

Chaim Katzman*	President and Director

Dori Segal*	Vice President and Director

Aharon Soffer*	Vice President (Executive Vice President with respect to MGN and America)

Covered Persons with Respect to FCR

Name, Position with FCR & Address	Present Principal Occupation	Name and Address of Employer	Citizenship

Chaim Katzman* Chairman of the Board

Dori Segal* President, CEO and Director

* For additional information with respect to these persons, see above under the heading, “Covered Persons with Respect to Gazit.”

No. 601148109	Page 19 of 31 Pages

Jon N. Hagan, Director	Consultant	JN Hagan Consulting 47 Summerhill Ave Toronto, ON M4t, 1B1	Canada

Nathan Hetz, Director	Chief Executive Officer and Director, Alony Hetz Properties & Investments Ltd.	Alony Hetz Properties & Investments Ltd. 3A Jabotinsky Street Yahalom Tower Ramat Gan, Israel 52520	United States, Israel

Steven K. Ranson, Director	Chief Executive Officer, Home Equity Income Trust	Home Equity Income Trust 45 St. Clair Ave. West Suite 600 Toronto, Ontario M4V 1K9	Canada

Moshe Ronen, Director	Barrister and Solicitor	20 Eglinton Avenue West, Suite 1500 Toronto, Ontario M4R 1K8	Canada

Susan McArthur, Director	Managing Director, ZSA-X	ZSA –X Managing Director 200 University Avenue Suite 1000 Toronto ON M5H 3C6	United States, Canada

Gary M. Samuel, Director	Partner, Crown Realty Partners	Crown Realty Partners 175 Bloor St. E. Suite 1316, North Tower Toronto, Ontario M5W 3R8	Canada

Sylvie Lachance, Executive Vice President	Executive Vice President, First Capital Realty	First Capital Realty, 85 Hanna Avenue, Suite 400, Toronto, Ontario, M6K 3S3	Canada

Karen H. Weaver, Chief Financial Officer	Chief Financial Officer, First Capital Realty	First Capital Realty, 85 Hanna Avenue, Suite 400, Toronto, Ontario, M6K 3S3	United States

Brian Kozak, Vice President, Western Canada	Vice President, Western Canada, First Capital Realty	First Capital Realty, 85 Hanna Avenue, Suite 400, Toronto, Ontario, M6K 3S3	Canada

No. 601148109	Page 20 of 31 Pages

Barbara A. Silverberg, General Counsel and Corporate Secretary	General Counsel and Corporate Secretary, First Capital Realty	First Capital Realty, 85 Hanna Avenue, Suite 400, Toronto, Ontario, M6K 3S3	Canada

The following table shows the directors and officers of FCA.  FCR owns 100% of FCA.

Persons	Office

Dori Segal¥	Director and President

Karen H. Weaver§	Vice President, Secretary and Director

Sylvie Lachance§	Director

Brian Kozak§	Director

The following table shows the directors and officers of each of Silver Maple and Ficus.  FCA owns 100% of Silver Maple and Ficus.

Persons	Office

Chaim Katzman¥	Director and President

Dori Segal¥	Director and Vice President

Karen Weaver§	Secretary and Director

During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons or Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds and Other Consideration.

Item 3 is amended and restated in its entirety as follows:

The net investment cost (including broker commissions) for the Shares acquired by each of Chaim Katzman, Gazit, MGN, 1995, America, Silver Maple and Ficus is set forth in the table below.  No other Reporting Person directly holds Shares.

§ For additional information with respect to these persons, see above under the heading, “Covered Persons with Respect to FCR.”
¥ For additional information with respect to these persons, see above under the heading, “Covered Persons with Respect to Gazit.”

No. 601148109	Page 21 of 31 Pages

Reporting Person	Shares Held	Approximate net Investment Cost.

Chaim Katzman	684,868	[1]

Gazit	1,263,197.046	$13,051,570

MGN	6,118,645.247	$72,483,449

1995	5,388,824.057	$64,011,632.99

America	5,283,829.367	$75,644,764

Silver Maple	8,596,712	$111,170,000

Ficus	5,386,857	$69,160,000

Total	32,722,933.712	$405,521,415.99[2]

All shares held by Chaim Katzman, Gazit, MGN, America and Ficus were acquired more than 60 days prior to the filing of this Schedule 13D.  4,444,424.057 shares held by 1995 and 8,235,363.0915 shares held by Silver Maple were acquired more than 60 days prior to the filing date of this Schedule 13D.  The consideration for 1995’s acquisitions of the Issuer’s stock was obtained from 1995’s cash available on hand.  The consideration for Silver Maple’s acquisitions of the Issuer’s stock was obtained from borrowings in the ordinary course of business under term loans, a revolving credit facility and through a margin account.  Shares purchased since Amendment 1 by the Reporting Persons were purchased with available funds, cash available on hand, deposits and through borrowings in the ordinary course of business.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons and the Covered Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons and the Covered Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons and the Covered Persons may or may not increase their position in the Issuer through, among other things, the purchase of additional Shares or derivative securities, on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons and the Covered Persons may deem advisable.

The Reporting Persons and the Covered Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons and the Covered Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and the

1 Mr. Katzman has acquired his Shares through various restricted stock grants, through bonus awards accepted in the form of Shares and through the exercise of options.
2 Excludes the Shares held directly and indirectly by Mr. Katzman.

No. 601148109	Page 22 of 31 Pages

Covered Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment. The Reporting Persons and the Covered Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

In addition, depending upon the factors mentioned above and other factors the Reporting Persons and the Covered Persons may deem relevant, the Reporting Persons and the Covered Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management and/or the Board of Directors of the Issuer concerning opportunities that the Reporting Persons and the Covered Persons believe may exist to improve the business, operations, financial condition and strategic direction of the Issuer, communicating with other shareholders of the Issuer, seeking representation on the Issuer’s Board of Directors, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person or Covered Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.                      Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety.

The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 73,817,066 Shares issued and outstanding as reported by the Issuer in its most recent Quarterly Report of Form 10-Q for the Quarterly Period Ended March 31, 2007 filed with the Securities and Exchange Commission on May 4, 2007 (the “Issuer’s March 31, 2007 10-Q”).

Chaim Katzman

(a)           Aggregate Number of Shares beneficially owned: 32,722,937.717(44.33% of the Shares).

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  684,868

(ii)           Shared power to vote or to direct the vote:  32,038,065.717

(iii)           Sole power to dispose or to direct the disposition of:  684,868

(iv)           Shared power to dispose or to direct the disposition of:  32,038,065.717

No. 601148109	Page 23 of 31 Pages

Mr. Katzman may be deemed to control Gazit.  Of the shares beneficially owned by Mr. Katzman as of the date of this filing:

•	Mr. Katzman has sole voting and dispositive power of 684,868 Shares held directly by him and indirectly through family trusts, which he controls; and

•	Mr. Katzman shares voting and dispositive authority over 1,263,197.046 Shares with Gazit, as such shares are directly held by Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 6,118,645.247 Shares with Gazit and  MGN, as such Shares are directly held by MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 5,275,724.057 Shares with Gazit, MGN and 1995, as such Shares are directly held by 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 5,388,824.057 Shares with Gazit, MGN and America, as such Shares are directly held by America, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 8,315,363 Shares with Gazit, FCR, FCA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control; and

•
Mr. Katzman shares voting and dispositive authority over 5,668,207 Shares with Gazit, FCR, FCA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control.

(c)           Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

(e)           Not applicable.

No. 601148109	Page 24 of 31 Pages

Gazit

(a)           Aggregate Number of Shares beneficially owned: 32,038,065.717 (43.40% of the Shares).

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  32,038,065.717

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)            Shared power to dispose or to direct the disposition of:  32,038,065.717

Of the shares beneficially owned by Gazit as of the date of this filing:

•	Gazit shares voting and dispositive authority over 1,263,197.046 Shares with Mr. Katzman, as such Shares are held directly by Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 6,118,645.247 Shares with Mr. Katzman and MGN, as such Shares are held directly by MGN, a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 5,388,824.057 Shares with Mr. Katzman, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 5,283,829.367 Shares with Mr. Katzman, MGN and America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 8,315,363 Shares with Mr. Katzman FCR, FCA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control; and

•
Gazit shares voting and dispositive authority over 5,668,207 Shares with Mr. Katzman FCR, FCA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which Mr. Katzman may be deemed to control.

No. 601148109	Page 25 of 31 Pages

(c)           Gazit has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

(e)           Not applicable.

MGN

(a)           Aggregate Number of Shares beneficially owned: 16,678,198.671 (22.59% of the Shares).

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote: 16,678,198.671

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  16,678,198.671

•
MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman and Gazit, as such Shares are held directly by MGN, America and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•	MGN shares voting and dispositive authority over 5,283,829.367 Shares it beneficially owns with America, as such Shares are held directly by America, a wholly-owned subsidiary of MGN; and

•	MGN shares voting and dispositive authority over 5,388,824.057 Shares it beneficially owns with 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN.

(c)           MGN has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e)           Not applicable.

No. 601148109	Page 26 of 31 Pages

1995

(a)           Aggregate Number of Shares beneficially owned: 5,388,824.057 (7.30% of the Shares).

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  5,388,824.057

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  5,388,824.057

•
1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)           During the past 60 days, 1995 purchased the following Shares on the New York Stock Exchange.3

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)(2)
6/29/07	4,000	$25.5000	$102,080.00
7/11/07	113,800	$25.4420	$2,897,575.60
7/12/07	8,400	$25.4802	$214,201.68
7/18/07	9,500	$25.4850	$242,297.50
7/20/07	103,000	$25.2291	$2,600,657.30
7/23/07	95,900	$24.9901	$2,398,468.59
7/24/07	95,900	$24.3845	$2,340,391.55
7/25/07	95,900	$24.0058	$2,304,074.22
7/26/07	95,900	$23.4984	$2,255,414.56
7/27/07	95,900	$23.3223	$2,238,526.57
7/30/07	113,100	$22.7556	$2,575,920.36

7/31/07	113,100		$2,657,544.63
Totals:	944,400		$22,827,152.56

____________

3 Purchases by 1995 during the past 60 days have been made pursuant to a Rule 10b5-1 trading plan adopted in May, 2007.

No. 601148109	Page 27 of 31 Pages

(1)           Average price per share amounts have been rounded.  Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)           Includes broker commissions.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e)           Not applicable.

America

(a)           Aggregate Number of Shares beneficially owned: 5,283,829.367 (7.16% of the Shares).

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  5,283,829.367

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  5,283,829.367

•
America shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by America, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)           America has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by America.

(e)           Not applicable.

FCR

(a)           Aggregate Number of Shares beneficially owned: 13,983,570 (18.94% of the Shares).

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

No. 601148109	Page 28 of 31 Pages

(ii)           Shared power to vote or to direct the vote:  13,983,570

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  13,983,570

•
FCR shares voting and dispositive authority over 8,315,363 Shares it beneficially owns with Chaim Katzman, Gazit, FCA, FCR and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman; and

•
FCR shares voting and dispositive authority over 5,668,207 Shares it beneficially owns with Chaim Katzman, Gazit, FCA, FCR and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)           FCR has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by FCR.

(e)           Not applicable.

FCA

(a)           Aggregate Number of Shares beneficially owned: 13,983,570 (18.94% of the Shares).

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  13,983,570

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  13,983,570

•
FCA shares voting and dispositive authority over 8,315,363 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of

No. 601148109	Page 29 of 31 Pages

FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman; and

•
FCA shares voting and dispositive authority over 5,668,207 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)           FCA has not effected any transactions in the Shares during the past 60 days.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by FCA.

(e)           Not applicable.

Silver Maple

(a)           Aggregate Number of Shares beneficially owned: 8,596,713 (11.65% of the Shares).

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  8,596,713

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  8,596,713

•
Silver Maple shares voting and dispositive authority over 8,315,363 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and FCA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)           During the past 60 days, Silver Maple purchased the following Shares on the New York Stock Exchange.

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
6/08/07	22,400	$26.53866	$594,693.88
6/11/07	27,600	$26.48475	$731,237.40
6/12/07	30,000	$26.30997	$789,602.00

No. 601148109	Page 30 of 31 Pages

Totals:	80,000	$2,115,533.28

____________
(1)           Average price per share amounts have been rounded.  Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.
(2)           Includes broker commissions.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.

(e)           Not applicable.

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.

(e)           Not applicable.

Ficus

(a)           Aggregate Number of Shares beneficially owned: 5,386,857 (7.70% of the Shares).

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  5,386,857

(iii)           Sole power to dispose or to direct the disposition of:  0

(iv)           Shared power to dispose or to direct the disposition of:  5,386,857

•
Ficus shares voting and dispositive authority over 5,668,207 Shares it beneficially owns with Chaim Katzman, Gazit, FCR and FCA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of FCA, which is a wholly-owned subsidiary of FCR, which is controlled through various subsidiaries by Gazit, which may be deemed to be controlled by Chaim Katzman.

(c)           Ficus has not effected any transactions in the Shares during the past 60 days.

No. 601148109	Page 31 of 31 Pages

(d)           Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Except as set forth in Item 5 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.                      Materials to be Filed as Exhibits.

Item 7 of the Initial 13D is amended to include the following:

Exhibit No.	Description

7.	Consent and Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: July 31, 2007	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

M G N (USA) INC.
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

GAZIT (1995), INC.
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

MGN AMERICA, LLC
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

FIRST CAPITAL REALTY
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

FIRST CAPITAL AMERICA HOLDING CORP.
Date: July 31, 2007	By:	/s/ Karen Weaver
Name: Karen Weaver
Title: Vice President and Secretary

SILVER MAPLE, INC.
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

FICUS, INC.
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

Exhibit 7

CONSENT AND AGREEMENT TO JOINT FILING

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned persons does hereby consent to and agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of common stock, par value $0.01 per share, of Equity Once, Inc., and any future amendments thereto as may be required from time to time.

CHAIM KATZMAN
Date: July 31, 2007	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

M G N (USA) INC.
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

GAZIT (1995), INC.
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

MGN AMERICA, LLC
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

FIRST CAPITAL REALTY
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

FIRST CAPITAL AMERICA HOLDING CORP.
Date: July 31, 2007	By:	/s/ Karen Weaver
Name: Karen Weaver
Title: Vice President and Secretary

SILVER MAPLE, INC.
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

FICUS, INC.
Date: July 31, 2007	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President